                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                               AMENDMENT NO. 2 TO

                                     FORM 10
                              --------------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES


     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                                VOICE DIARY INC.
             (Exact Name of Registrant as Specified in its Charter)


               Delaware                               72-1629948
    (State or other jurisdiction                 (I.R.S. Employer
    of incorporation or organization)            Identification No.)

             200 Robbins Lane, P.O. Box 30, Jericho, New York 11753
               (Address of principal executive offices) (Zip code)

       Registrant's telephone number, including area code: (516) 939-0400


     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                 Class A Common Stock, par value $.01 per share
                                (Title of class)


                                TABLE OF CONTENTS

                                                                                            Page


Item 1.  Business .......................................................................     3

Item 2.  Financial Information ..........................................................    16

Item 3.  Properties .....................................................................    25

Item 4.  Security Ownership of Certain Beneficial Owners and Management..................    25

Item 5.  Directors and Executive Officers ...............................................    26

Item 6.  Executive Compensation..........................................................    27

Item 7.  Certain Relationships and Related Transactions .................................    28

Item 8.  Legal Proceedings...............................................................    28

Item 9.  Market Price of and Dividends on the Registrant's
         Common Equity and Related Stockholder Matters...................................    29

Item 10. Recent Sales of Unregistered Securities.........................................    30

Item 11. Description of Registrant's Securities to be Registered ........................    31

Item 12. Indemnification of Directors and Officers ......................................    33

Item 13. Financial Statements and Supplementary Data.....................................    36

Item 14. Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure ............................................    37

Item 15. Financial Statements and Exhibits...............................................    37

                           CAUTIONARY NOTICE REGARDING
                           FORWARD LOOKING STATEMENTS

     Voice Diary Inc. (the "Company," "VDI", the "Registrant", "we", "our" or "us") cautions readers that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Registration Statement or that are otherwise made by us or on our behalf. For this purpose, any statements contained in the Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. This Registration Statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration Statement and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting our financial condition or results of operations for our limited history; (ii) our business and growth strategies; and (iii) our financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our limited operating history, potential fluctuations in quarterly operating results and expenses, the failure of products resulting from engineering faults, our ability to manage growth, technological change and competition.

     The accompanying information contained in this Registration Statement, including, without limitation, the information set forth under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this Registration Statement should be evaluated in light of these important risk factors. We are also subject to other risks detailed herein or set forth from time to time in our filings with the Securities and Exchange Commission (the "Commission").

                                     PART I

ITEM 1.  BUSINESS.

     We are filing this Registration Statement on Form 10 in order to qualify our Class A Common Stock to be quoted on the National Association of Securities Dealers ("NASD") OTC Bulletin Board. In addition we believe that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will provide investors and other persons with additional information concerning us. We further believe that this might make us more attractive to an operating business as a potential business combination candidate. As a result of filing this Registration Statement, we will become obligated to file with the Commission certain interim and periodic reports, including an annual report containing audited financial statements.

     We are a development stage company and have not generated significant revenues. Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2002 of $2,325,605 and a working capital deficit at June 30, 2002 of $260,960 that raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon the successful completion of our development program and, ultimately, the attainment of profitable operations which are contingent upon future events, including maintaining adequate financing to fulfill our development activities, and achieving a level of sales adequate to support our expense structure. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GENERAL
-------
     We were incorporated in the state of Delaware on February 26, 2002. In June and July 2002 we acquired approximately 99.4% of the outstanding shares of Voice Diary Ltd., an Israeli corporation ("VDL"), through a purchase of shares from the former controlling stockholder of VDL and an exchange of shares of VDI with former stockholders of VDL. Under generally accepted accounting principles the transaction was accounted for as a reorganization under common control and accordingly, the financial statements represent the consolidated financial position, operating results and cash flows of the Company and the subsidiary for all periods from inception of the subsidiary. VDL began operations in October 1993 and has been in the development stage. (Unless otherwise indicated, references to us herein include VDL.)

     We are developing and marketing a line of personal digital assistants ("PDAs") which have a voice user interface and provide to the user a full range of personal information management, including a talking diary, telephone book, daily pad and other advanced features. The voice user interface enables the visually impaired to use PDA technology by removing obstacles to use inherent in conventional display-based products.

CURRENT PRODUCTS
----------------
     We have developed and are marketing a hand-held voice PDA called the "IMP" specifically designed for blind and visually impaired people. The IMP is used to make recordings of personal information. The recordings are stored in one of several "compartments":

o NOTEPAD. In this compartment the recordings are stored one after the other. The user can browse the Notepad by pressing 3 to move down the list and 1 to move up the list. The list is browsed cyclically. Pressing ENTER will play the current recording (with the first recording being the default recording) reached by browsing with the 1/3 keys. If pressed during play, Enter will pause the play and when pressed again it will resume the playing. Pressing 5 will announce Notepad and the number of recordings in Notepad. When a recording is played its number in the list is announced first. By pressing the MOVE key a recording is selected to be moved or copied. The user can then browse to another recording and after pressing MOVE again the selected recording is moved just before the current recording. To copy the user needs to press CODE MOVE. Move is used to reprioritize the Notepad recordings. To erase a recording the user needs to press the ERASE key, after he plays the recording, and then ENTER for confirmation. Erased recordings are stored in the ERASED MEMOS compartment and can be moved out as long as the Memory Recycle procedure was not executed. This procedure is used to truly erase the memory. The Memory Recycle procedure is needed because the IMP uses Flash memory, which, unlike RAM memory, cannot be erased byte by byte but in blocks of 128k bytes. The number of recordings the IMP can hold is 1,000 and the length of the recoding time is 90 minutes. A new recording is always added at the end of the list. Pressing CODE ERASE followed by ENTER will erase the entire Notepad.

o DAILYPAD. The IMP can hold up to 60 Dailypad compartments. A Dailypad is like the Notepad with an additional feature that it is associated with a date. The date can be any date from 1950 to 2049. The date is announced when pressing 5 together with the announcement DAILYPAD and the number of recordings in the Dailypad. In the Dailypad associated with the date of the real date the announcement also includes the word TODAY. All of the Notepad functions discussed above are similarly applicable to Dailypad. In addition the user can browse from one Dailypad to the next by pressing 6 and browse to the previous Dailypad by pressing 4. When browsing from one Dailypad to another the IMP will identify the new Dailypad by announcing Dailypad, the date (without the year), TODAY, if applicable, and the number of recordings in the Dailypad, if any. If there is no recording in the Dailypad of a certain date it is not taking up any space in the database, even though it can be browsed. To browse only through the Dailypads that contain recordings, the user needs to press ESCAPE followed by either 4 or 6. MOVE, COPY and ERASE operate like in Notepad, with the additional feature that recordings can be moved or copied from any Dailypad to any Dailypad or the Notepad. After playing a recording, if the ALARM key is pressed, the recording becomes a DAY HEADER. It will be placed at the beginning of the list and be played automatically upon browsing into the Dailypad. This feature is used to alarm to user as to a certain engagement that may be conflicting other engagements. When a memo is moved or copied to a Dailypad it will placed at the beginning of the list, or just after the Daily headers, if any. Dailypads can be accessed directly and not through browsing, by pressing the ESCAPE TIME keys and entering the desired Dailypad date.

o DIARY. The IMP's diary is a virtual structure that can be browsed minute by minute from January 1, 1950 to December 31, 2049. The keys 2 and 8 are used to browse backward and forward in any specific day, in steps ranging from one minute to 4 hours. The keys 4 and 6 are used to browse from day to day. To make a recording in Diary the user browses to the day and minute where he wants the recording to be made and, like in all other compartments, makes the recording by pressing the RECORD key. To browse the Diary through the recordings the user uses the 1 or 3 keys. The combination ESCAPE 4 or 6 is used to browse to the days where there are recordings. To avoid tedious browsing, the user can use the combination ESCAPE TIME to enter the exact date-time point where he wants to be positioned. In any date-time position the user can record several recordings. The recording can have an Alarm attached that goes off when the time arrives or at a set time before. Snooze and duration features are also available. Move and Copy of recordings in the Diary and between the Diary and the Dailypads or the Notepad is available. Erase and undo work similarly as in the other compartments.

o REPETITION. This compartment is used to store recurring recordings of the Diary. The user can decide if the recoding is transparent so that browsing the diary will not reveal it (this is good for medication alarms) or opaque (for recurring meetings). The need for a separate compartment for recurring recordings stems from the fact that the amount of memory of the IMP is small compared to the memory available in PC and the recordings themselves are much longer, so that duplicating recordings is not an option.

o PHONEBOOK. The Phonebook is organized in folders. Each folder has an associated keyword. The user enters the keyword to the IMP in a special recording session called TRAINING. The user is prompted to say the keyword and then to repeat it. The Phonebook can be browsed using the 4 and 6 keys to browse through the folders and the 2 and 8 keys to browse through sub-folders of each folder. When a folder is reached through browsing the IMP announces the keyword associated with this folder. The user can enter recordings to the folder and browse through them. Other operations on recordings are executed similarly as in other compartments. MOVE, COPY and ERASE operations can be executed on folders as well as recordings. To retrieve a folder the user can press the FIND key and utter its keyword.

The software implemented in the IMP, except the Voice Recognition and Voice Compression software, was developed by us. This software is not patented. The IMP uses a DSP component manufactured by DSP Group for Voice Compression and Voice Recognition.

         The IMP can communicate with a personal computer ("PC") for back-up and software update. The IMP features include:

|_|      Talking-Diary                                             |_|      Talking Daily Pads
|_|      Talking Phonebook with voice recognition                  |_|      Move and Undo commands
|_|      Multiple Talking-Alarms                                   |_|      Talking-Calendar-Clock
|_|      Talking-Calculator with advanced functions                |_|      Superb audio quality
|_|      Special ergonomic design (form, keys & operation)

     The IMP includes a rechargeable battery pack and has a 90-minute recording memory, a carrying case, a PC connection cable and a charger.

     The IMP was launched in December 2001. It is the third model in the line of Voice Electronic Organizers developed and sold by us. The first model was launched in November 1997. It was bulkier and had only 1MB Flash memory that allowed for only 10 minutes of recording time. We sold 1,000 units of this model. In April 1998 we started shipping our second model that had the same bulky shape but 2MB Flash memory that allowed for 30 minutes of recording time. We sold 2,000 units of the second model. The IMP has a smaller form that fits better to the hand, and 4MB of Flash memory that allows for 90 minutes of recording time. However, due to its smaller format, the sound quality of the IMP is less than that of the older models. We have sold 1,000 units of the IMP to date. Of all versions of our voice organizers we have sold, about 1,300 where sold in the US, 600 in the UK, 500 in Israel, 250 in Holland, 50 in Australia, 25 in Belgium, and the rest in some 20 countries around the world, in quantities ranging from 1 to 10 per country. Most sales (over 80%) were made to distributors that specialize in selling products to the Visually Impaired. In certain countries, such as Australia and Israel, such distributors are stores or organizations that serve the blind community. Most of our distributors are selling directly to the end user. Since the release of the IMP we have offered customers using the older models of the Voice Diary line, the right to trade in their units for the newer IMP. We have attempted to sell the traded in units at a reduced price to customers in third world countries, such as India, but so far with limited success.

PLANNED PRODUCTS
----------------
     We have developed a first prototype of the next model in the Voice Diary line. The planned product is called TOTAL and it will incorporate a cellular phone and a removable, large flash disk. These added capabilities will enable the user to make telephone conversations, send voice mail through the Internet or other voice paging services, and make long recordings (lectures, court sessions, meetings) and to edit the recordings with operations such as cut and paste. Using the flash disk, the user will be able to import from the PC or the Internet information and entertainment products, such as MP3 music and talking books. (The incorporation of a Text To Speech engine will enable the TOTAL to play text material in addition to recorded material.) Our goal in developing the TOTAL is to offer a product with communication and entertainment capabilities. We believe that there will be a much greater demand for a product with such capabilities, and with our Voice User Interface, than for the IMP, which is just a PDA. Our belief in the increased sales potential of the TOTAL as compared to the IMP is based on our observation, which we have not substantiated by any objective survey, that sales of cellular telephones and MP3 players greatly exceeds sales of PDAs.

     To develop the TOTAL we believe we will need to invest about $ 500,000. At this time we have no commitments for additional financing and there can be no assurance we will have the funds necessary to develop the TOTAL. We do not foresee any technical barrier in the development of the TOTAL. However, we know that our TOTAL will need to be approved as a cellular telephone by cellular service providers and possibly by communication authorities in the various countries such as the Federal Communication Commission in the United States. We have little experience in dealing with the granting of such approvals. We intend to use for the TOTAL cellular engines provided by major corporations that have received for their products required approvals, but we still have not contracted any such provider.

     We anticipate that the TOTAL will be sold mainly by cellular service providers with or without support from distributors of products to the blind and visually impaired.

     We also envision the adaptation of the TOTAL to serve the elderly. This model of the TOTAL, called GOLDEN, will have fewer, larger buttons for greater ease of use, and a remote monitoring feature to help program the unit by a relative or an emergency service. The reason we have for introducing the GOLDEN as a distinct product from the TOTAL is because we believe that the market of the elderly will favor a Voice User Interface and that providers of products that are designed for the general public will avoid designing a product that is tailored to the needs of a special population. We believe that this will create a business opportunity for us.

     To bring the GOLDEN to the market we will need an additional investment of $ 250,000 to the investment necessary for the introduction of the TOTAL. At this time we have no commitments for additional financing and there can be no assurance that we will have the funds necessary to develop the GOLDEN. We anticipate that the GOLDEN will be sold mainly through cellular service providers or providers of caring services for the elderly. We do not foresee any technical barrier in the development of the GOLDEN.


PLANNED SERVICES
----------------
     If we can introduce the TOTAL, we plan to establish a service for the distribution of content to its users. Such distribution of content will be made through several means: mail (sending flash disc with the content); libraries, particularly those that serve the visually impaired, who will use PC to download such content; Internet downloads to PCs from where the content will be downloaded either by local communication or using a flash disk drive; or directly to the TOTAL using its wireless communication abilities. As part of our distribution service, we intend to operate a voice portal accessible through the Internet, from a PC and directly from the TOTAL. From the portal, users will be able to download content using their PCs or a TOTAL. The portal will not be used as a starting point for Internet browsing, but rather as a central location for obtaining voice and audio content. The portal will be designed to be accessible by the visually impaired.

     We intend to acquire rights for content distribution from third party organizations that have such rights. We intend to pay for such rights on a "per use" basis with no down payments. We intend to provide the content under a subscription arrangement that will require users to pay an annual fee, and a "per item" fee. Generating income from subscribers is the main reason for our plan to establish the content distribution service.

     We hope to obtain additional revenues from advertisements in our distribution channels, a percentage from the communication fees paid to the wireless communication operator, and a commission from the e-business generated through our channels. To establish a content distribution business we think that we will need an investment of $ 1 million. We do not have at this time any commitments for additional investment in the Company and there can be no assurance that we will be able to establish our content distribution service. We have not yet contacted any content provider and we do not know if our business model as to the way we can acquire content distribution rights is valid.


PLANNED PC MODEL
----------------
     We plan to develop a voice organizer for the PC with features similar to those of the IMP. This product will be a stand alone product but will also operate as backup and synchronization base for those users who will own an IMP or a TOTAL, enabling them to synchronize automatically their hand-held unit with the PC counterpart. To achieve this goal we will need to replace the Voice Recognition and Voice Compression engines we use today with the IMP, with engines that can operate compatibly both in the PC and in a hand-held device. We believe that the budget for the development of a first version of the PC model, first free standing and later IMP compatible, will require an investment of $100,000. With the development of the PC version will achieve several goals. This version could serve to introduce our hand held device. It could serve also as a training station and a reference model with HELP features for users of our hand held units. Finally it could become a preferred product to the general community of the PC users increasing our exposure. At first we intend to distribute the PC version for free from our web site, but later we may require some payment for it and thus we may generate an additional source of income.


POSSIBLE PALM PILOT MODEL
-------------------------
     We may consider in the future developing a version of our PC model to work on the Palm Pilot or similar PDAs.


POSSIBLE SALES OF SOFTWARE TO OEM
---------------------------------
     We may consider in the future adapting our software to common cellular telephones if approached by manufacturers of such products. The reason we believe that this direction might be advantageous to us is that we may generate substantial licensing fees and royalties in such transactions.


TECHNOLOGY
----------

     Our technology consists of our software and our know-how in developing Voice PDA. We use an industry standard DSP component that comes with software for Voice Recognition and Voice Compression. We pay for this component per piece and we pay no licensing fee.


INTELLECTUAL PROPERTY
---------------------
     We have rights to a patent in Israel with respect to a Voice Organizer for the Blind. The patent contains a block diagram of a possible product but no reference to the software or actual electronic design. We currently do not own or license any other patents. We may seek patent protection on our technology where appropriate.

     We have a registered trademark in Israel for our logo and design.


BUSINESS STRATEGY
-----------------
     We develop and market the VOICE DIARY line of voice PDAs, including the newly released IMP, which is tailored and ergonomically designed to the needs of the visually impaired. The IMP provides the full range of personal information management, including a talking diary, phonebook, daily pads and many more advanced features.

     We plan to incorporate wireless capabilities (cell-phone or two-way messaging/e-mailing voice paging) to our platform, with a vision to expand and become the major provider of wireless mobile computing handsets and related services in the specific niche markets where we operate.

     We intend to expand to niche markets adjacent to the visually impaired market, which are likewise under-served by brand-name providers of consumer electronics and IT services, such as the fast growing market of the elderly.

     Central to our product vision is the voice user interface, an alternative paradigm to the prevailing graphic user interface ("GUI") used in conventional display-based products. The GUI is a recognized obstacle in the way for many user groups (e.g., visually impaired and the elderly) to adapt and use new technology products and services. VDI offers an approach that removes this obstacle and serves the need of many.

     Our technology consists of our ability to provide complete hardware and software systems that answer needs specifically identified by the people in the addressed niche. We do not get involved in the development of generic technology (such as voice processing engines). Instead, we implemented in the IMP and previous products, a component sold by another company that provides for Voice Recognition and Voice Compression.

     We may complement growth in our proprietary line by acquisition of companies with complementary products and services, a market presence and stable cash flow.

     We operate globally in the sense that we have offices in the United States and in Israel and have active distributors in the United States., United Kingdom, Holland, Australia and Israel. We may seek to raise money in the United States and seek strategic partners in Europe. Of our accumulated sales of approximately $622,000, 40% were achieved in the United States, 30% in the

United Kingdom, 15% in Israel, and the balance in other countries.

         We manufacture our products mainly through subcontractors that provide electronic assembly and mechanical assembly work, including packaging. There are many subcontractors who can qualify for the production of the IMP.

         We market our products and services to distributors who mostly sell our products directly to the end user.

         We conduct our research and development activity by a team of trained, experienced and devoted software and hardware engineers, operating at our subsidiary, VDL, based in Israel. During the three year and six month period ended June 30, 2002, and from inception (October 1, 1993) to June 30, 2002, we spent an aggregate of $464,997 and $1,079,833, respectively, on research and development.


INDUSTRY ANALYSIS
-----------------
     We operate in two industries: the PDA industry and the industry of assistive technology that provides technology-based products and services to disabled people.

     Today the PDA industry is merging with two other industries: the cellular phones industry and the hand held music players. Most manufacturers in these industries are large companies that sell in large quantities. As a result of the demand, semiconductors manufacturers have developed components that simplify the design of the mainstream PDAs, cellular phones and hand held music players. These new components are now generally available, and at affordable costs. Thus small companies can now develop niche market products similar to mainstream products. This is what we intend to do for the market of the visually impaired.

     The assistive technology industry is spurred in the United States by the Americans with Disabilities Act (the "ADA"). This legislation is a conscious attempt to make technology accessible to people who cannot use mainstream products because of personal handicaps. Thus, the assistive technology industry fills a social need to bring the disabled into the mainstream and integrate them into productive life. For this reason the purchasing of assistive technology products like the IMP is subsidized by governments and charity organizations all around the world. We are making use of this approach by bringing to the attention of the administration the availability of its products and it usefulness to the visually impaired.


COMPETITION
-----------
     We believe that we have only one direct competitor, a French company named Parrot SA. This company already offers several generations of competitive PDAs for the blind and visually impaired and we believe that this company currently has an approximately 90% market share.

     We believe that the advantages of Parrot's product, called Voice Mate, are that it can use 400 voice recognizable keywords, compared to 127 with the IMP, and such keywords can be linked to diary entries and not only to Phonebook entries. Also, some users believe that the Voice Recognition of the Voice Mate is better than the IMP. The Voice Mate allows for periodic repetition recordings, for example every second Tuesday, which the IMP does not. The Voice Mate Can turn on quicker than the IMP if you lock the on key of the IMP or if the IMP is in its DEEP SLEEP mode, which is used for energy saving. The IMP uses rechargeable batteries and needs to be charged every other day even if not used at all, to keep it working. The Voice Mate uses regular batteries that last between two weeks and two months depending on use. Many users seem to prefer the Voice Mate for this reason. The Voice Mate supports all the major European languages (for prompts) and the user does not need to download a new language version to move from one language to the other. The IMP supports only English, Hebrew, Cantonese and Hungarian, and the user needs to download the language prompts.

     We believe that the IMP has significant advantages over the Voice Mate. The sound of the IMP is louder and clearer. Its shape is smaller and more ergonomic. It uses a standard connector to the earphone. The IMP is more robust. The Voice Mate has parts (like the screen and the batteries compartments doors) that more easily get broken. In the Phonebook folders of the IMP a user can store many entries in free format while the Voice Mate allows only for Phone numbers in a rigid order (home, work, etc.). A user can undo erase operations with the IMP. The IMP has a back up battery for the clock which the Voice Mate does not. IMP's communication with the PC seems to be less "temperamental", to quote a user's observation. The Voice Mate does not have a Dailypad system and you can not browse the Diary to find the place to make a recording. Rather, you make a recording and insert its date and time. The Company has various non-direct competitors, such as companies which market digital voice event recorders. In addition, companies like Philips, Hewlett-Packard, Casio, Compaq and others have added voice recording capability to their products, but they remain text and graphic machines and therefore inappropriate for people with sight problems.

     We believe that the disabled market in general and the blind and visually impaired market in particular, are unattractive markets for large companies like Palm or Nokia because the market is small and products need special design. However, there can be no assurance that other companies, with greater resources than VDI, may not enter the market.

     Nokia recently introduced a Voice User Interface on its 9290 cellular telephone. The software is called TALX and is provided by a third party manufacturer. The price of this unit is about three times the price of the IMP. Because of this reason and reasons of ease of use, we believe that this product does not pose a threat to the IMP. We further believe that our concept of building the TOTAL with a VUI software that is designed from the beginning for the visually impaired will prove more user friendly than the approach of the TALX that is built around the basically GUI approach of the standard PC software.


THE MARKET
----------

     We estimate that the potential market for our product to be 25 million blind and visually impaired people in the developed world. Additionally there is a possibility of sales to people in Third World countries of refurbished products. We are planning to perform further market research in the second half of 2003 to learn in detail the market potential and most desirable operating specifications for our new products.

     We believe that the market for our products is continually growing, mainly due to advances in medical treatment that prolong life expectancy. In the United States, the baby boomer generation is now entering the age group targeted by us. Thus, the market potential for our devices is expected to grow.

     It is now a major concern worldwide to make sure that the IT revolution will not increase the gap between the able and the disabled. Many countries have enacted legislation aimed at this concern. The purchase of products for the disabled is often partly supported by public grants. In addition, in some cases there is an obligation on the part of an employer to buy any assistive technology product that can assist a disabled person to do a job. This practice is especially implemented in government offices. The U.S. government runs an Access to Work program, which may pay for special aids that are shown to be justified. Aids for the disabled are also sometimes tax deductible. An important recent move is President Bush's "New Freedom Initiative" that includes:

|_| Increased budgets for developing and implementing assistive technologies. |_| Increased funding for the IDEA, a program that helps students with disabilities.
|_| Aid to states to guarantee low-interest loans for people with disabilities to buy computers and other equipment enabling them to work from home.
|_| Providing resources to promote ADA compliance and to help small businesses hire people with disabilities.

     Many of the users of Voice Diary received financial support for their purchase.

     In Western Europe and Japan, public help to people with disabilities for purchasing products is similar to that in the United States. Furthermore, social assistance, reimbursement policies and awareness of the disabled are far more developed, in particular in the Scandinavian and other northern European countries, as well as in Spain (an historic remnant of the multitude of crippled survivors of the Spanish Civil War in the 1930s). In such locations assistive technology can be financed via insurance or social welfare or health legislation.


DISTRIBUTION CHANNELS
---------------------
     The blind and visually impaired market is characterized by the close relationship between users, including distributors who are often themselves blind.

     Direct sales activity is done through local distributors, assisted by our personnel. We have active distributors, operating with us for many years. We do not sign distribution agreements with our distributors. However, we have promised them that we will not to nominate another distributor in their territories as long as they have inventory of our product. Distributors generally pay at least one third of any order before shipment and the balance in one or two payments 3 months apart. We do not have any price protection arrangements. We give a one year warrantee on our products.

     In the United States we use a single distributor, New York-based Independent Living Aids ("ILA"), which is one of the larger U.S. catalog distributors for the blind and visually impaired. ILA also provides us with office space.

     Some of our distributors are specialized catalog sellers, providing the blind and visually impaired with the special products they need, otherwise not available through regular retail outlets.

     We conduct marketing activity to raise customer awareness, education, promotion, advertisement and public relations through various channels, such as:

|_| The large number of national and regional organizations and associations for the blind and visually impaired in the United States, Europe and elsewhere. Practically every blind person, especially in the United States, is associated in at least one of these organizations.
|_| State and federal agencies for the blind and visually impaired. |_| Special clinics that treat vision impairments.
|_| Exhibitions. There are numerous exhibitions worldwide for the disabled in general, and for the blind and visually impaired in particular. In the United States, for example, there are some four to six annual nation-wide exhibitions, two to four regional exhibitions and many local ones. The organizers are generally the various dedicated organizations.
|_| Research institutes and universities that provide programs on disabilities. |_| Radio programs. Radio is an especially powerful means for blind and visually impaired.
|_| Publications. Of special interest are the popular and proliferating large font issues of publications, like the Readers Digest. Advertising in such publications will afford access not only to the blind and visually impaired, but also to elderly people.
|_| Word of Mouth. This is very important in the market of the blind and visually impaired since such people tend to communicate very strongly among themselves.

SALES
-----
     Due to their physical challenges, the blind and visually impaired need special products to assist them in their lives, such as calendars, clocks and watches, temperature measuring devices, scales, computers, browsers, Braille displays, and other products. Since such products are not available through regular retail outlets, special marketing channels exist that distribute products to this market. These include catalog companies and stores. The catalog companies usually sell low end products like canes and watches, while the stores usually sell high-end products such as computer systems.

     We will try to cooperate strategically with large corporations that specialize in this field and whose sales forces sell expensive equipment on a head-to-head basis. We believe that it would be advantageous for both sides to add our family of products to the product line of such large corporations.

     We will also consider the option of direct sales through the Internet. One of the main considerations in this regard is to avoid competing with local distributors.

     Notwithstanding distributors' operations, software upgrades will be made available to end-customers directly through the Internet.

     Selling   through   renowned   retail  outlets  could  promote   widespread
distribution. However, this option will be chosen only if the deal with such outlets permits a high enough margin for us, and there are no conditions which could lead to financially harmful outcomes (such as maintaining high stocks in stores).

     We plan to sell the TOTAL and GOLDEN devices by cellular service providers with or without the support of the traditional distributors to the blind and visually impaired. The markup of cell phones by the service providers is usually negligible, as their main income is from the service. As such service providers are constantly seeking more customers, the TOTAL will give them an added value of a specific niche market. Cellular service providers usually provide installment plans to their customers to finance purchased products.

     We intend to remain in touch with end-users in order to provide the software upgrades (a new concept in the cell phone industry) as well as various specific content.

     For the GOLDEN, we plan to use different distribution channels, specialized in the elderly market.

     We are also considering a paging functionality for the TOTAL, mainly as a voice e-mail service, taking advantage of the big success of two-way messaging / e-mailing products.

ENVIRONMENTAL COMPLIANCE
------------------------

     We do not anticipate that we will become subject to environmental laws and regulations since we do not intend to conduct manufacturing operations.

BACKLOG AND SEASONALITY
-----------------------
     We generally do not have any backlog of unfilled orders. We do not believe that our business will be seasonal.

MANUFACTURING OPERATIONS
------------------------
     We manufacture the IMP in Israel through subcontractors controlled from the operations office of VDL in Yoqneam, Israel. Because the development of the IMP was supported by grants provided by the State of Israel, we are required by law to manufacture the IMP in Israel. We believe that the TOTAL and the GOLDEN, as well as any model designed based on them, will be free from such restrictions. However, we plan that because of our presence in Israel we will continue to manufacture our future products there, as long as the quantities manufactured will be less than 10,000 per batch.

     We are presently manufacturing 2,200 units in runs of 550 units each. The first run was completed in January 2003 and we started shipments from this run. The second is due to commence during the second quarter of 2003. The manufacturing of the 2,200 units is done by Reshef Technologies Ltd ("Reshef"). Each run will start only after we pay for the previous run and after we initiate its start. We have no commitment to complete the manufacturing of the additional

1,650 units. We do plan to do so in 2003. There is no written agreement between us and Reshef. For each run we pay Reshef approximately $ 60 per unit upon receiving the units produced.

     Reshef holds an inventory of most of the components necessary for the production of the 2,200 units plus approximately 14,000 pieces of two main components of the IMP that have become obsolete. Thus, we will not be able to manufacture more than 14,000 IMP units in addition to the 2,200 we plan to manufacture in 2003. We have no commitment to purchase the components from Reshef and Reshef has no commitment to provide us with these components. In the design of the TOTAL and its derivative the GOLDEN, the obsolete components will not be used.

     Reshef is a subsidiary of Aryt Industries Ltd., who was a major shareholder in VDL until June 2002. VDI became the major shareholder of VDL after it purchased Aryt's share in VDL. Prior to this transaction, existing loans that Aryt gave to VDL were replaced by an agreement of VDL to pay Aryt royalties on its sales. More information on the history of the relations between VDL, Aryt and Reshef, is provided in the Management Discussion and Analysis, Background section below.

        ITEM 2.   FINANCIAL INFORMATION.


        Filed previously.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
-------

     We were incorporated in the state of Delaware on February 26, 2002. In June and July 2002 we acquired approximately 99.4% of the outstanding shares of Voice Diary Ltd., an Israeli corporation ("VDL"), through a purchase of shares from the former controlling stockholder of VDL and an exchange of shares of VDI with former stockholders of VDL. The balance of 0.6% of the outstanding shares of VDL are held by an ex-employee, the wife of an ex-employee and three investors. All were offered the opportunity to swap their shares for shares of VDI but declined or did not respond to the offer.

     Under generally accepted accounting principles the purchase and exchange transactions were accounted for as a reorganization under common control and accordingly, the financial statements represent the consolidated financial position, operating results and cash flows of the Company and the subsidiary for all periods from inception of the subsidiary. VDL began operations in October 1993 and has been in the development stage. (Unless otherwise indicated, references to the Company herein include VDL.)

     Incorporating VDI in the United States was a move designed to serve several purposes. First, we believe that we stand a better chance to raise money to finance our next development stage in the United States if we operate as a domestic company with local offices and officers. Second, the United States is our largest market and we wish to be close to it and devote sufficient management attention to expand our share in it. Finally, we will be looking at local business opportunities (in the form of Mergers & Acquisitions) that can strengthen our position in the Blind and Visually Impaired market.

     We are developing and marketing a line of personal digital assistants ("PDAs") which have a voice user interface and provide to the user a full range of personal information management, including a talking diary, telephone book, daily pad and other advanced features. The voice user interface enables the visually impaired to use PDA technology by removing obstacles to use inherent in conventional display-based products.

     From its inception VDL used three sources of funding: investments made by shareholders and third parties in shares and shareholders loans; grants for R&D made by the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel; and revenues from product sales. From investors VDL received about $1.6 million (not including stock-based compensation); from the Chief Scientist VDL received about $0.7 million; and from sales VDL received about $0.62 million. All of the funds from the Chief Scientist and about $0.8 million from investors were received during the years 1993-1998. VDL started marketing in November 1997 and accumulated during the period from November 1997 to March 1999 revenues from sales of about $0.45 million. From March 1999 to June 2001 VDL had sales of $5,000 only due to lack of inventory and the financial crisis that prevented any marketing activity or manufacturing. In January 2000 VDL began a relationship with Aryt (see below) which culminated in Aryt providing the

Company from January 2000 to March 2002 with loans  aggregating  approximately $
0.65 million. In December 2001 VDL renewed its manufacturing and marketing activities and from that date until June 2002 we had revenues from sales of about $126,000. We have an understanding with Reshef, a subsidiary of Aryt, which provides for most of the components needed for the manufacturing of 2,200 IMP units. We have additional income from outsourcing several of our employees. We also have received since July 2002 loans from a group of investors with whom the Company may do an acquisition transaction if our Class A Common Stock becomes quoted on the OTC Bulletin Board. The lenders identity and the terms of the loans are discussed in the fifth paragraph of the Liquidity section below.

        Looking forward to year 2003 we have identified certain major risks. The first risk is that our attempt to get our stock quoted on the OTC Bulletin Board will fail and further investment as well as a possible acquisition from our new investment group will not be forthcoming. Another risk is that we will fail to raise a substantial investment that will permit us to bring to the market the next generation of our products, including the TOTAL and the GOLDEN. Still another risk is that some other company, likely with more financial resources than us, will market a product that will render the IMP and even the TOTAL, obsolete.


Critical Accounting Policies
----------------------------

Stock-based compensation
-------------------------
     VDL accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the FASB interpretations thereof. Pursuant to those accounting pronouncements, VDL records compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Due to the terms of the grants, the fair value of the compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" approximates the values computed in accordance with APB No. 25. VDL accounts for stock-based compensation to non-employees in accordance with SFAS No. 123.

     Under both accounting pronouncements, as part of the necessary computations, management is required to estimate the fair value of the underlying shares. Fair value has generally been determined by management as the price at which the Company's shares were issued at the most recent prior placement of the Company's common stock. The timing of the grant and measurement of stock-based awards could have a material effect on the Company's results of operations and financial position.

Revenue recognition
-------------------
     The Company is developing a line of products based on personal digital assistant technology. The Company's revenues currently derive solely from a low volume of consumer product sales at standard terms which are recognized, in accordance with generally accepted accounting principles, upon shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. Future results of operations may be affected by the nature of the products that may be developed and marketed in the future by the Company and by the terms to be included in the sales agreements. Such matters may have a significant impact on the timing of the Company's revenue recognition at each reporting date.

Development stage enterprise and going concern issue
----------------------------------------------------
     The Company is in the development stage and has not generated significant revenues. The Company's financial statements have been prepared assuming that it will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit at June 30, 2002 of $2,325,605 and a working capital deficit at June 30, 2002 of $260,960 that raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the successful completion of the Company's development program and, ultimately, the attainment of profitable operations which are contingent upon future events, including maintaining adequate financing to fulfill its development activities, and achieving a level of sales adequate to support the Company's expense structure. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Background
----------
     From our inception until 1999, we were financed by an aggregate of approximately $780,000 in equity investments made by a group of investors. During this period we also received about $639,000 in grants for its R&D program from The Chief Scientist of the Ministry of Industry and Trade of Israel ("the Chief Scientist"). In return for the grants, VDL is required to pay royalties to the Chief Scientist equaling 3.5% of sales until an amount equal to the grant has been paid. VDL also received an aggregate of approximately $60,000 in unconditional grants from the Fund for the Encouragement of Export (the "Marketing Fund"). See Note 8 to the Company's Consolidated Financial Statements for information concerning disputes between VDL and the Chief Scientist and the payback of part of the Marketing Fund grant.

     Towards the end of the first quarter of 1999 we were in a financial crisis that necessitated in the dismissal of all our employees. The reason for the financial crisis was that our Founder and former President decided to leave the company on September 1998 and made what we considered to be unreasonable demands for severance and other payments. His claims were settled in court in mid 1999, but before the court settlement was reached the former President blamed us for misconduct in our dealings with the Office of the Chief Scientist. This caused all grants from the Chief Scientist to stop and made investors reluctant to continue investing in the Company. The dispute with the Chief Scientist has not yet been settled. The Chief Scientist's demand is that we pay back about $40,000 of the grants we received in 1998. We claim that this demand is unjustified and that actually the Chief Scientist owes us money under our 1998 undertaking.

     During 1999 and 2000 VDL managed to survive through the collaboration of its ex-employees and subcontractors that helped in preserving the Company's knowledge and in the development of a new model in its series of PDAs, the Voice

Diary IMP ("IMP"). VDL issued warrants to purchase VDL stock to its ex-employees and subcontractors as payment for their support.

     In the beginning of 2000 VDL entered into a subcontracting agreement with Aryt Industries Ltd. ("Aryt") for the manufacturing of the IMP, through Aryt's subsidiary, Reshef Technologies Ltd. ("Reshef"), with Reshef providing a credit line of $150,000 to cover manufacturing costs. Under this agreement, VDL sold to Reshef VDL's entire inventory of components at its full value of about $40,000. This amount was deducted from the cost of revenues. In the beginning of 2002 the credit line was replaced by a subcontracting agreement under which Aryt undertook to cover the costs of components and manufacturing of the IMP, up to an amount of $425,000. In June 2002 the subcontracting agreement was terminated and a manufacturing understanding was reached with Reshef under which Reshef will manufacture for VDL 2,200 IMP units in batches of 550 and VDL will pay for each batch upon receipt. The price per unit is approximately $45.

     During 2000 and 2001, Aryt provided VDL with a loan of $ 350,000 to cover R&D costs required to finish the development and engineering of the IMP. In the first quarter of 2002 the loan was increased to $650,000. For its financial accommodations to VDL, VDL issued to Aryt an aggregate of 3,471,652 shares of common stock of VDL.

     In June 2002, Aryt and VDI agreed, in connection with our acquisition of VDL, that all of Aryt's shares of VDL be transferred to VDI for $1.00 and the loans and all other debts payable by VDL to Aryt and Reshef be extinguished. In return, VDL agreed to pay Aryt on a quarterly basis, royalties on VDL sales up to an aggregate amount of $751,000. The royalty rate will be 10% of sales for 3 years or until the payment by VDL of an aggregate of $250,000; thereafter, 6% of sales for two years or until the payment by VDL of an aggregate of $500,000; and thereafter 1% of sales for two more years or until the payment by VDL of an aggregate of $751,000.

Results of Operations
---------------------

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001
-------------------------------------------------------------------------
     Our  revenues  increased by  approximately  $14,400 in the six months ended
June 30, 2002 ("SA 2002") over the six months ended June 30, 2001 ("SA 2001") due to the continued sales of the IMP that commenced in December 2001. Our revenues in SA 2001 were derived primarily from the provision of services.

     The gross loss as a percentage of sales was approximately (92%) in SA 2002 as compared to a gross loss as a percentage of sales of approximately (100%) in SA 2001. The decrease in SA 2002 was due to an increase in operating expenses due to the commencement of sales of the IMP.

     Research and development expenses increased by approximately $56,200 (approximately 110%) in SA 2002 over SA 2001 primarily due to expenses incurred in further developing the software of the IMP and the development of the first prototype of the Total.

     Marketing, general and administrative expenses increased by approximately $124,800 (approximately 395%) in SA 2002 compared to the previous year primarily due to additional operating expenses (primarily salaries and marketing costs) as a result of the commencement of sales of the IMP.

     In SA 2002 we had net financial expenses of approximately $130,474 as compared to net financial income of $5,346 in SA 2001. The increase in net financial expenses in SA 2002 was due to non-cash expenses incurred in connection with obtaining a credit line.

     Our net loss in SA 2002 increased by approximately $333,000 (approximately 437%) from SA 2001. The increase was primarily due the increased operating expenses following the introduction of the IMP.


Fiscal Year 2001 Compared to Fiscal Year 2000
---------------------------------------------
     Our revenues increased by approximately $104,200 (approximately 1,703%) in the fiscal year ended December 31, 2001 ("FY 2001") over the fiscal year ended December 31, 2000 ("FY 2000") due to the commencement of sales of the IMP in December 2001.

     The gross profit as a percentage of sales was approximately 26% in FY 2001 as compared to a gross loss as a percentage of sales of approximately 29% in FY 2000. The increase in FY 2001 was due to a reduction in component costs and increased sales in FY 2001.

     Research and development expenses increased by approximately $94,400 (approximately 118%) in FY 2001 over FY 2000 primarily due to expenses incurred in developing the IMP.

     Marketing, general and administrative expenses decreased by approximately $48,900 (approximately 36%) in FY 2001 compared to the previous year primarily due to the fact that FY 2000 expenses include non-cash expenses (relating to the issuance of warrants to employees and subcontractors). Marketing expenses in the fiscal year ending December 31, 2002 are anticipated to increase as the IMP marketing plan is implemented.

     In FY 2001 we had net financial income of approximately $1,100 as compared to net financial expenses of $117,542 in FY 2000. The decrease in net financial expenses in FY 2001 was due to changes in the exchange rate in United States dollars for Israeli new shekels.

     Our net loss in FY 2001 decreased by approximately $113,500 (approximately 33%) from FY 2000. The decrease was primarily due to an increase in revenues and decreased net financial expenses.


Fiscal Year 2000 Compared to Fiscal Year 1999
---------------------------------------------
     Our revenues decreased by approximately $138,000 (approximately 96%) in FY 2000 compared to the fiscal year ended December 31, 1999 ("FY 1999") due to a decrease of sales of the Voice Diary 2MB model, as a result of the decrease in marketing activity and the lack of inventory.

     The gross loss as a percentage of sales was approximately 42% in FY 2000 as compared to a gross profit as a percentage of sales of approximately 19% in FY 1999. The gross loss in FY 2000 was primarily due to a reduction in sales.

     Research and development expenses decreased by approximately $23,500 (approximately 23%) in FY 2000 as compared to FY 1999 due to the reduction in our activity in FY 2000. Most of the R&D expenses in FY 2000 were non-cash expenses, partly for issuance of warrants to non-employees and partly for the recording of a provision due to a demand for repayment made by the Chief Scientist.

     Marketing, general and administrative expenses decreased by approximately $98,000 (approximately 42%) in FY 2000 compared to the previous year primarily due to the decrease in our activity. In both years most expenses are non-cash expenses (relating to the issuance of warrants to employees and subcontractors).

     In FY 2000 we had net financial expenses of approximately $117,500 as compared to net financial expenses of $50,000 in FY 1999. The increase in net financial expenses in FY 2000 was due to non-cash compensation (the issuance of warrants to employees and subcontractors).

     Our net loss in FY 2000 decreased by approximately $15,300 (approximately 4%) from FY 1999 due to the decrease in operating expenses.


Liquidity
---------
     We have limited financial resources to continue our operations. Ultimately, our ability to continue as a going concern will depend upon our ability to achieve and maintain profitability in the sale of our products. our independent certified public accountants, stated in its report on our financial statements as of June 30, 2002, December 31, 2001 and December 31, 2000 and for certain periods then ended, that our recurring losses from operations, negative working capital and shareholders' deficiency raise substantial doubt about our ability to continue as a going concern.

     We had a deficit in working capital of $261,000 as of June 30, 2002. We plan to meet our obligations by entering into installment arrangements, by arrangements deferring payments until future financing is obtained or by settlements with creditors.

     Our need to finance the manufacturing of IMP units is met mostly by the arrangement we made with Reshef in June 2002. We have an arrangement with our distributors that payments for shipments are made in two or three equal installments, with the first being made in advance and other installments made 3 months apart. This arrangement will enable us to pay for manufacturing.

     Since our disengagement from Aryt has severed our main source of financing in recent years, we have taken several steps to reduce expenses. We have reduced the number of our employees from 10 to 4 and we have contracted 2 of our employees to another company. We estimate that our operating expenses over the next twelve months will be approximately $200,000. This assumes that we will make no major investments in developing the next model in the Voice Diary line or in expanding our marketing outside Israel. The development of such model would require a budget of approximately $500,000.

     Since July 1, 2002 we have obtained an aggregate of about $65,000 (of which $30,000 was received after the date of our auditor's report on the Financial Statements) in bridge loan financing from an Israeli company called Nir Or Israel Ltd ("Nir Or") which is a developer and manufacturer of electronic systems for defense applications. The loan is provided under an oral agreement with the lenders. The terms of the loan were established after the date of our auditor's report on the Financial Statements and they are: if our Class A Common Shares become quoted on the OTC BB the lenders will have the right to receive 5% of the outstanding Class A shares for every $100,000 in principal amount of the loan at no cost and the loan will be payable in an amount equal to 3% of the sales of VDI, with interest equal to the London Interbank Offered Rate ("LIBOR") plus 3%, over a period of 5 years. If the Class A Common Shares do not become quoted in the OTC BB, the loan will be payable after 12 months with interest equal to the LIBOR plus 3%. The definition of the LIBOR is given on page 25 below.

     We also negotiate with Nir Or with respect to an acquisition by us through a share swap of two small Israeli companies that are being held by the two shareholders of Nir Or. The acquisition is expected to be for an issuance by us to the shareholders of the two companies of approximately 75% of our Class A Common Shares. The negotiations will be advanced only if and after our Class A Common Shares become quoted on the OTC BB. We expect that the acquisition will increase our assets, equity and debt. One of the said companies, Timecon Ltd, makes time & attendance and access control terminals. The other company, R.T.O. ("RTO") Systems Ltd, is a systems house that develops systems for other companies in various industries. RTO is the manufacturer of the products it develops and for one product, an elevator controller, it has marketing rights. We are planning to acquire said companies in order to strengthen our management and our R&D team, increase our sales and improve our cash flow. The acquisition will not affect our manufacturing capacity for the manufacturing of the IMP. The increased debt resulting from the acquisitions will be served from the cash flow of said companies.

     On October 1, 2002, after we started receiving loans from Nir Or, Mr. Arie Hinkis, a director and Chief Executive Officer of our company also became the Chief Financial Officer of Nir Or. For his services to Nir Or our company is paid approximately $4,800 a month.

     We are committed to pay royalties on sales of the IMP to two parties at the following annual rates: The Chief Scientist - 3.5%; Aryt - 10% for 3 years, 6% for additional 2 years and 1% for additional 2 years. Also, the bridge loan we received from Nir Or is payable based upon a percentage of the sales of VDI. These commitments place a heavy burden on the Company's cash flow.

Capital Resources
-----------------
     As of the date of this registration statement we have no material commitments for capital expenditures. However, we do have significant debt service and royalty commitments, as discussed herein. To meet these obligations, to finance our negative cash flow from operations and to provide for possible capital expenditures to develop new models in the Voice Diary line, we will seek to raise money through the sale of our equity in private or public transactions. If we will not be able to raise money through the sales of our equity, we are facing the risk of being unable to continue our operations.

     In August 2001 we received a loan in the amount of approximately $102,000 from the Bank for the Development of Industry in Israel Ltd. ("BDII"). The loan is payable in 36 equal monthly payments of $2,800 starting in September 2002. The loan bears interest at the rate of Libor plus 2% per annum paid monthly. BDII holds a lien on substantially all the assets of the Company. We are in default on a partial payment.

     In August 2001 we received a loan from United Mizrahi Bank Ltd. The balance of the loan as of August 31, 2002 is about $8,400. The loan is payable in 6 equal monthly payments of $ 1,400 each. The loan bears interest at the Israeli Prime Interest Rate plus 1.5% per annum. The loan is partially secured by a deposit in the amount of $4,200. The Israeli Prime Interest Rate is decided from time to time by the Bank of Israel. As of December 16, 2002 the rate was 9.6% per annum.

     In February 2001 we reached a settlement with Israel Discount Bank Ltd ("IDB"). The settlement finalized a law suit filed by IDB on a debt of about $22,000 that we were in default of payment. Under this settlement we still have to pay monthly principal payments of $420 during 2002, monthly principal payments of $630 during 2003 and a final principal amount of $840 in January 2004. Interest will be paid with the final principal payment in January 2004. The loan is not secured.

     Our monthly operating budget provides for cash expenditures of $30,000 per month (including approximately $5,000 in debt service payments). We project that for the year 2002 we will generate approximately $70,000 from sales of the IMP and $50,000 from sales of engineering and consulting services.


Disclosures About Contractual Obligations as of June 30, 2002


                                              ____________Payments Due by Period_____
Contractual Obligations                     Less than
                             Total            1 Year           1-3 Years       4-5 Years      After 5 Years
                             -----            ------           ---------       ---------      -------------
Long-Term Debt           $129,365       $--                 $129,365         $--             $--
Operating Losses         $118,900       $--                  $78,000         $40,900         $--
Royalties (1)            $751,000       $--                 $250,000         $250,000        $251,000
Purchase Commitment       $25,000       $25,000             $--              $--             $--

     (1) Based on sales volume. See "Background" above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial condition. Our policy is not to use financial instruments for trading purposes or other speculative purposes. We do not use any derivative contracts or other financial instruments to manage risk.

     We are exposed to foreign exchange risk to the extent of adverse fluctuations in the U.S. dollar. Based on historical U.S. currency movement, we do not believe that reasonably possible near-term changes in the U.S. dollar of 10% will result in a material effect on our future earnings, financial position or cash flows.

     We are exposed to financial risks resulting from changes in the exchange rate between the U.S. dollar and the Israeli new shekel, changes in the prime interest rate in Israel and changes in the London Interbank Offered Rate ("LIBOR"). About 85% of our revenues are received in U.S. dollars. About 75% of our debt is linked to the U.S. dollar exchange rate and bears interest based on LIBOR. Most of our expenses (other than salaries) are linked to the U.S. dollar exchange rate. The effect of currency exchange rate fluctuations on our financial results are included in financial expenses (income) net.

     The following table provides information about our debt obligations which are sensitive to changes in interest rates at June 30, 2002. The information is the principal cash flows and weighted interest rates by expected maturity dates.

        Long-term debt (in U.S. dollars)
                                                      2002             2003             2004              2005
                                           ----------------  --------------- ----------------  ----------------
         Variable rate (in U.S. dollars)            12,717           33,845           33,845            19,742
                           Interest rate        LIBOR + 2%       LIBOR + 2%       LIBOR + 2%        LIBOR + 2%

     Fixed rate (in new Israeli shekels)             7,494           12,077
                          Interest rate*           IP+1.5%          IP+1.5%

  Variable rate (in new Israeli shekels)             1,719            7,926
                           Interest rate              6.85             6.85

                                           ----------------  --------------- ----------------  ----------------
                                                    21,930           53,848           33,845            19,742
                                           ================  =============== ================  ================

*IP-Israel Prime Interest Rate set from time to time by the Bank of Israel. On June 30, 2002 the IP was 10.6% per annum and as of December 16, 2002 the rate was 9.6% per annum.


ITEM 3.  PROPERTIES.

     We lease approximately 400 square feet of office space in the Shaar Yoqneam Industrial Park, Yoqneam, Israel for approximately $350 per month in rent. The original term of the lease has expired and we intend to negotiate a new lease for the premises.

     Under oral arrangements with a contractor and distributor, respectively, we are provided marketing offices in Rosh Aayein, Israel and Jericho, New York on a rent-free basis. Such arrangements may be terminated immediately at any time.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth as of December 7, 2002 certain information with respect to the amount and nature of beneficial ownership of the Company's Class A Common Stock, par value $.01 per share ("Class A Stock") held by: (i) each person known to us to be a beneficial owner of more than 5% of the Company's outstanding Class A Stock and (ii) the sole director and executive officer of the Company.


Name and Address of
Beneficial Owner (1)                        Number of Shares           Percent (2)
--------------------                        ------------------         -----------
Arie Hinkis                                      684,011(3)                88.4%


Seed Money Holding
  Limited Partnership                            421,607                   66.4%


Robogroup T.E.K. Ltd.                            126,154                   19.9%

Directors and Executive Officers
As a group (1 person)                            684,011(3)                88.4%
------------------------------------------

(1)  The business address for each person named is c/o Voice Diary Inc.

(2) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. We believe that each individual or entity named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by them (subject to community property laws where applicable) and except where otherwise noted.

(3) Includes 421,607 shares of Class A Common Stock owned by Seed Money Holding (Voice Diary) Limited Partnership, of which Mr. Hinkis is the sole general partner, and an aggregate of 200,483 shares of Class A Common Stock which may be issued to Mr. Hinkis upon conversion of an aggregate of 2,400 shares of Class B Common Stock, par value $.01 per share ("Class B Stock") held by Mr. Hinkis.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth certain information concerning the Company's sole director and executive officer as of December 7, 2002.


Name                      Age              Position with Company
----                      ---              ---------------------
Arie Hinkis                54              President, Chief Executive Officer
                                           and Director

     Mr. Hinkis has been Chief Executive Officer of VDL since January 1997 and was elected Chief Executive Officer and a Director of the Company in February 2002.

     Directors serve in their respective capacities for a term of one year or until their successors are duly elected and qualified. The executive officers are appointed by and serve at the will of the board of directors to serve until the earlier of their resignation or removal with or without cause by the board of directors.

     There are no family relationships between any two or more directors or executive officers. There are no arrangements or understandings between any two or more directors or executive officers.


ITEM 6. EXECUTIVE COMPENSATION.

     The following summary compensation table shows the compensation paid during the last three fiscal years to the Company's chief executive officer. No executive officer received salary and bonus during the fiscal year ended December 31, 2001 in an aggregate amount which exceeded $100,000.


                           Summary Compensation Table
                           --------------------------
                           Annual Compensation                                          Long Term Compensation
                                                                                        ----------------------
                                                              Other Annual                    Awards
Name and Principal Position         Year           Salary     Compensation               Restricted Stock
---------------------------         ----           ------     ------------               ----------------

Arie Hinkis                         2001       $33,280                 0                         0
President and                       2000             0                 0                      $45,000(1)
Chief  Executive Officer   1999                      0                 0                     $161,970(1)

(1) In 2000 and 1999, VDL issued to Mr. Hinkis warrants to purchase an aggregate of 233,990 ordinary shares of VDL. These warrants were subsequently exchanged for an aggregate of 2,400 preferred shares of VDL and such preferred shares were in turn exchanged for an aggregate of 2,400 shares of Class B Stock of the Company.

EMPLOYMENT AND MANAGEMENT AGREEMENTS

Employment Agreement with Arie Hinkis
-------------------------------------
     Arie Hinkis is employed by VDI pursuant to an Employment Agreement dated July 3, 2002. The agreement provides that Mr. Hinkis will be paid a salary at the rate of $40,000 per year plus a bonus to be determined in the sole discretion of the Board of Directors. Mr. Hinkis is employed by VDL pursuant to an employment agreement dated March, 2001 which agreement was amended in December 2001. Under such amended agreement Mr. Hinkis is paid a monthly salary of 20,000 Israeli new shekels (approximately $4,193) and provided certain fringe benefits including the use of an automobile leased by us. The employment agreement does not have a stated term.


DIRECTORS' COMPENSATION

     We currently have only one director who is also an employee and is not paid separately for his services as a director. We do not currently have any formal policy as to the compensation it would offer independent directors.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Since January 1, 2001 we have entered into several transactions with our former controlling stockholder, Aryt. On June 30, 2002 Aryt sold to VDI Aryt's entire investment in VDI for $1.00 and also entered into an agreement with us under which we agreed to pay to Aryt royalties from the sale of VDL's products up to an aggregate amount of $751,000 in exchange for the cancellation of all the loans and all other debts payable by VDL to Aryt and Reshef, a subsidiary of Aryt. On June 30, 2002 Aryt and us also agreed that an agreement entered into on February 13, 2002 which provided for a one year credit line of $425,000 from Aryt to VDL be terminated.

     For additional information concerning transactions between Aryt and the Company, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 2. Financial Information, herein and Notes 8A, 9 and 15 of Notes to the Company's Consolidated Financial Statements contained in Item 13, herein.



ITEM 8. LEGAL PROCEEDINGS.

     As of date of this document there were no legal actions pending against us or any of our officers or directors in their fiduciary capacities, nor, to our knowledge, was any litigation threatened. . However, two demands were recently raised against us that may evolve into court procedures. One is a demand made by a subcontractor, to whom we owe $49,500. The debt is included in our financial statements under "accrued expenses". The subcontractor had the option to convert the debt into stock options of VDL but notified us recently that it decided not to do so and is now demanding that the debt be settled during 2003. We offered to settle the debt during 2004, 2005. We believe that the claim will be settled outside the court. The other demand was made by the Chief Scientist concerning its claim to repayment of part of the grants received during 1998. See Note 8B to the Company's Consolidated Financial Statements. The Chief Scientist threatens to use its power under the Tax Collection Law to collect the sum it demands. We consider filing a court appeal to force the Chief Scientist to take into consideration our counter claims. We believe that the issue will be settled outside the court. The costs resulting from these procedures are expected to be nominal.




ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     No shares of the Company's Class A Stock and Class B Stock (collectively, the "Common Stock") have previously been registered with the Commission or any state securities agency or authority. We intend to make application to the National Association of Securities Dealers, Inc. (the "NASD") for the Class A Stock to be quoted on the OTC Bulletin Board. Our application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotation for the Class A Stock to be published by such service. The OTC Bulletin Board is scheduled to be phased out by the end of the fourth quarter of 2002 and to be replaced by the new Bulletin Board Exchange (the "BBX") which is presently scheduled to be launched in the second quarter of 2003.

     The Company intends to make application to the NASD for the Class A Stock to be quoted on the BBX at such time as the Company can meet the qualification standards of the BBX, which are expected to include among other things, that an issuer have at least 100 round lot holders of its shares (a round lot is 100 shares). The Company currently would not satisfy this requirement. Inclusion on the BBX would permit price quotation for the Class A Stock to be published by such exchange. Until such time as the Company's Class A Stock is quoted on the OTC Bulletin Board or the BBX, quotations for such stock may be available in the pink sheets.

     The Company is not aware of any existing trading market for its Common Stock. The Company's Common Stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

     If and when the Class A Stock is traded in the over-the-counter market, most likely such shares will be subject to the provisions of Section 15(g) and

Rule 15g-9 of the Exchange Act,  commonly referred to as the "penny stock" rule.
Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If our shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in our Common Stock and may affect the ability of stockholders to sell their shares.

     As of December 7, 2002, there were four holders of record of our Class A Stock and one holder of record of our Class B Stock. As of such date, we had issued and outstanding 634,863 shares of Class A Stock and 2,400 shares of Class B Stock.


DIVIDEND POLICY

     We have not declared or paid any cash dividends on our Common Stock since our formation, and do not presently anticipate paying any cash dividends on its Common Stock in the foreseeable future. We currently intend to retain any future earnings to finance the expansion and development of its business. The future payment of cash dividends on the Common Stock will depend on our earnings, capital requirements and financial position, applicable requirements of the Delaware General Corporation Law, general economic conditions and other factors considered relevant by our board of directors.

     There are no contractual restrictions on our ability to declare and pay dividends.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     During  the three  fiscal  years  preceding  the date of this  Registration
Statement, we issued Common Stock in several transactions which were not registered under the Securities Act.


     Based on understandings made in February 2002, on July 2, 2002 and September 4, 2002 (with respect to Robogroup T.E.K. Ltd.) VDI issued the number of shares of its Common Stock to the persons indicated in the table below in exchange for the transfers by each person to VDI indicated opposite the name of such person in such table. All of the Common Stock issued by VDI was issued in transactions not subject to the registration requirements under the Securities Act of 1933, as amended pursuant to Regulation S. All of the shares of VDI were issued in offshore transaction to non-U.S. Persons.



                                      Number of Shares and Class of                Number of Shares
           Name of                            Common Stock                        and Class of Shares
         Stockholder                          of VDI Issued                        of VDL Exchanged
-------------------------------     ----------------------------------     ---------------------------------
Seed Money Holding                  421,607 shares of
Limited Partnership                 Class A Stock                          46,025 ordinary shares

Gabi Sharir                         25,181 Shares of
                                    Class A Stock                          25,181 ordinary shares

Arie Hinkis                         61,921 shares of
                                    Class A Stock                          27,675 ordinary shares

Arie Hinkis                         2,400 shares of
                                    Class B Stock                          2,400 preferred shares

Robogroup T.E.K. Ltd.               126,154 shares of
                                    Class A Stock                          110,421 ordinary shares


ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Our Certificate of Incorporation authorizes 10,010,000 shares of Common Stock which are divided into two classes as follows: (i) 10,000,000 shares of Class A Stock and (ii) 10,000 shares of Class B Stock.


CONVERSION RIGHTS

     Each share of Class B Stock is convertible at any time at the option of its holder into such number of shares of Class A Stock as shall equal the quotient obtained by dividing (a) the number of shares of Class A Stock outstanding at the close of business on the day immediately preceding the date the holder gives us a notice of the holder's demand to convert the shares, by (b) 7,600. The Class A Stock is not convertible into any other security.



VOTING RIGHTS

     The holders of our Class B Common Shares, voting as a separate class, unilaterally shall be entitled to elect one director as well as to amend our Certificate of Incorporation so as to decrease, but not increase, the number of shares of Class A Stock into which each share of Class B Stock shall be convertible. On all other matters the holders of Class A Stock and Class B Stock shall vote as a single class with each share of Class A Stock entitled to one vote and each share of Class B Stock entitled to such number of votes as shall equal the number of whole shares (rounded down) of Class A Stock into which such share of Class B Stock is convertible. The stockholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of shares with more than 50% of the voting power in the election of directors will be able to elect all the directors (other than the director to be elected solely by the holders of Class B Stock) if they choose to do so. There are no redemption or sinking provisions applicable to our Common Stock.


DIVIDEND RIGHTS

     Each share of our Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by our board of directors and from funds legally available therefor. No holder of any shares of our Common Stock has any preemptive right to subscribe for any of our securities.

     The holders of Class A Stock and Class B Stock participate ratably in dividends, as if all shares were of a single class, except that for purposes of determining the ratable participation in dividends of the respective classes of Common Stock, each share of Class A Stock is deemed to be one share of the single class and each share of Class B Stock is deemed to be the whole number of shares (rounded down) of Class A Stock into which such share of Class B Stock is convertible.


LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, after all our creditors shall have been paid in full and after payment of all sums payable in respect of any preferred stock, if any, having senior liquidation rights, the holders of the Common Stock shall share ratably as if all shares were of a single class in all distributions of our assets pursuant to such voluntary or involuntary liquidation, dissolution, or winding-up. For purposes of determining the ratable participation of the respective classes of Common Stock in such distributions, each share of Class A Stock shall be deemed to be one share of the single class and each share of Class B Stock shall be deemed to be such number of shares of the single class as shall equal the number of whole shares (rounded down) of the Class A Stock into which such shares of Class B Common Stock is then convertible.



ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

     In the case of an action by or in the right of the corporation, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action in any of the capacities set forth above against expenses (including attorneys'
fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court deems proper. Section 145 further provides: that a Delaware corporation is required to indemnify a director, officer, employee or agent against expenses (including attorneys'
fees) actually and reasonably incurred by him in connection with any action, suit or proceeding or in defense of any claim, issue or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any such liability asserted against him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination is to be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even through less than a quorum or
(ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iii) by the stockholders.


     Section 8 of our Certificate of Incorporation provides in part that:


          "The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (a) is or was a director or officer of the Corporation or (b) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under Delaware Law, as the same exists or may hereinafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is to serve as a director or officer of the Corporation while this Article 8 is in effect. Any repeal or amendment of this Article 8 shall be prospective only and shall not limit the rights to any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this
          Article 8."

     Section 102(b)(7) of the Delaware Corporation Law provides that the Certificate of Incorporation of a Delaware corporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful dividends or the making of unlawful stock purchases or redemptions or
(iv) any transaction from which the director derived a personal benefit.

     Section 11 of our Certificate of Incorporation contains the following provisions with respect to the elimination or limitation of liability of our directors:

          "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived any improper personal benefit."

     Our By-Laws also provide indemnification provisions for the benefit of its officers similar to those contained in our Certificate of Incorporation.

     We have been advised that in the opinion of the Commission indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), for directors, officers and control persons is against public policy as expressed in the Securities Act and is therefore, unenforceable. Claims for indemnification against such liabilities would be limited to the payment by us of expenses incurred or paid by a director, officer or control person in the successful defense of any action, suit or proceedings.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


         Filed previously.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE. None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS
     The following financial statements are filed as part of this registration statement on Form 10: the consolidated financial statements of Voice Diary Inc. (a development stage company) and its subsidiary as of June 30, 2002, December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholder's deficiency and cash flow for the six month period ended June 30, 2002 and each of the three years in the period ended December 31, 2001 and the cumulative period from October 1, 1993 (date of commencement of operations) to June 30, 2002.

Exhibits
Number   Description
-------  -----------

3.1      Certificate of Incorporation of the Company.*

3.2      By-laws of the Company.*

10.1     Employment Agreement dated July 3, 2002 between Arie Hinkis and VDI.*

10.2     Employment Agreement dated March 14, 2001 between VDL and Arie Hinkis*

10.3     Share Purchase Agreement between VDI and Aryt, dated June 30, 2002.*

10.4 Share Purchase Agreement between VDI and Seed Money Holding Limited Partnership, dated July 2, 2002.*

10.5 Share Purchase Agreement between VDI and Arie Hinkis, dated July 2, 2002 (Class B Common Stock).*

10.6 Loan Agreement between VDL and Bank for the Development of Industry in Israel Ltd., dated September 8, 2001.*

10.7     Royalty Agreement between Aryt and VDL, dated as of June 30, 2002.*

10.8 Share Purchase Agreement between VDI and Robogroup T.E.K. Ltd., dated September 4, 2002.*

10.9 Share Purchase Agreement between VDI and Arie Hinkis, dated July 2, 2002 (Class A Common Stock).*

21.      Subsidiaries of the Registrant:

      Name       Jurisdiction of Formation        Percentage Ownership
      ----       -------------------------        --------------------

Voice Diary Ltd.         Israel                          99.4%

-------------------------------------------------------------------------------
     * Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this Amendment No. 1 of this registration statement to be signed on its behalf by the undersigned, hereunto authorized.

         Dated at New York, New York this 3rd day of February 2003.

                                         VOICE DIARY INC.

                                         By:  /s/Arie Hinkis
                                              ---------------------------
                                              President and Director

                                  EXHIBIT INDEX


Number   Description
------   -----------

3.1      Certificate of Incorporation of the Company.*

3.2      By-laws of the Company.*

10.1     Employment Agreement dated July 3, 2002 between Arie Hinkis and VDI.*

10.2     Employment Agreement dated March 14, 2001 between VDL and Arie Hinkis.*

10.3     Share Purchase Agreement between VDI and Aryt, dated June 30, 2002.*

10.4 Share Purchase Agreement between VDI and Seed Money Holding Limited Partnership, dated July 2, 2002.*

10.5 Share Purchase Agreement between VDI and Arie Hinkis, dated July 2, 2002 (Class B Common Stock).*

10.6 Loan Agreement between VDL and Bank for the Development of Industry in Israel Ltd., dated September 8, 2001.*

10.7     Royalty Agreement between Aryt and VDL, dated as of June 30, 2002.*

10.8 Share Purchase Agreement between VDI and Robogroup T.E.K. Ltd., dated September 4, 2002.*

10.9 Share Purchase Agreement between VDI and Arie Hinkis, dated July 2, 2002 (Class A Common Stock).*

21.      Subsidiaries of the Registrant:

       Name      Jurisdiction of Formation         Percentage Ownership
       ----      -------------------------         --------------------

Voice Diary Ltd.         Israel                             99.4%

-------------------------------------------------------------------------------
* Previously filed

                             SHUSTAK JALIL & HELLER
                               545 Madison Avenue
                            New York, New York 10022



                                                      February 3, 2003


Barry N. Summer, Esq.
Assistant Director
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Voice Diary, Inc.
                           Registration Statement on Form 10
                           Filed October 7, 2002
                           Commission File No. 0-50029
                           ---------------------------
Dear Mr. Summer,

         We represent Voice Diary, Inc. (the "Company"). Set forth in the table immediately following this letter are the Company's responses to the Commission's staff comment letter of January 6, 2003 relating to the above captioned matter.

         Please telephone the undersigned at (212) 688-5900 if you have any questions or comments on the foregoing or if we may otherwise be of assistance to you.

                                                   Very truly yours,


                                                   Richard Heller

Enclosures



------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
Comment Header           Old page #   New        Comment       Action Taken
                                      page #     Number
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------


------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
General                                          1             We have filed our 10QSB for September 2002 on January 21,
                                                               2003. We intend to file our 10KSB for 2002 by March 31, 2003.
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------

Industry Analysis        10           10         2             We have changed the second paragraph of the section to better convey our ideas.
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
Manufacturing            14           14         3             We have no agreement with Reshef. We have added a sentence to
Operations                                                     this effect in the end of the second paragraph of this
                                                               section. We also updated the same paragraph and added a sentence clarifying that we pay Reshef for  delivered units.
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
Liquidity                18           18         4             We have added a referral at the end of the fifth paragraph of the General section on page 18, directing the reader to
                                                               paragraph 5 of the Liquidity section, where the required
                                                               details of the loans are provided.
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
                         23           23         5             We have expanded the sixth paragraph of the Liquidity section to answer the questions raised.
                                                               We have also updated the terms of the loans as presented in paragraph 5 according to the newly agreed terms.
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
Capital Resources        23           24         6             We have added a sentence at the end of the first paragraph of the Capital Resources section, stating that if we will not be able to raise money through the sales of our equity we are facing the risk of not being able to continue our operation.
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
Financial Statements     F-26         F-26       7             VDI signed an agreement with Aryt (VDI's parent at the time)
Note 15, Related Party                                         on June 30, 2002.  Under this agreement, VDI was legally
Transactions                                                   released from a $650M outstanding loan.  At the same time, VDI agreed to pay royalties based on a certain  percentage of future revenue.  There was no obligation,  however,  to pay any amounts if sufficient revenues were not earned to require payment.

                                                               Paragraph 16 of FASB 140 states:
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------


------------------------ ------------ ---------- ------------- ----------------------------------------------------------------
Comment Header           Old page #   New        Comment       Action Taken
                                      page #     Number
------------------------ ------------ ---------- ------------- ----------------------------------------------------------------


------------------------ ------------ ---------- ------------- ----------------------------------------------------------------

                                                               A debtor shall derecognize a liability if and only if it has been extinguished.  A liability has been extinguished if either of the following conditions is met:

                                                               a. The debtor pays the creditor and is relieved of its obligation for the liability.  Paying the creditor includes delivery of cash, other financial assets,  goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

                                                               b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

                                                               As VDI has been legally released from being the primary obligor, the liability has been extinguished.  In addition,  after reviewing footnote one of APB Opinion 26, "Early  Extinguishment of Debt,"
                                                               we believe that debt  extinguishment  transactions with significant equity shareholders  should be reflected as equity  transactions.
------------------------ ------------  ----------  ------------- ----------------------------------------------------------------


In addition, please note changes made to Item 8 Litigation.